Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions

RE:	Amplify Snack Brands, Inc. (“Amplify”)
Schedule TO-T filed January 2, 2018, by Alphabet
Merger Sub Inc. and The Hershey Company
SEC File No. 005-89260

Dear Mr. Duchovny:

On behalf of The Hershey Company (“Parent”) and its subsidiary Alphabet Merger Sub Inc. (“Purchaser” and, together with Parent, the “Filing Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated January 11, 2018 (the “Comment Letter”) relating to the Schedule TO-T (the “Schedule TO”) filed by the Filing Persons on January 2, 2018 (File No. 005-89260). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

Daniel F. Duchovny, Esq.

United States Securities and Exchange Commission

January 19, 2018

Concurrently herewith, we are transmitting via EDGAR Amendment No. 5 to the Schedule TO (the “Schedule TO Amendment”), which has revised the Schedule TO in response to the Staff’s comments.

Offer to Purchase

Background of the Offer, page 23

1.	You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the first sentence of the first paragraph of this section.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure to remove the disclaimer in the first sentence of the first paragraph of Section 10 of the Offer to Purchase, as reflected in the Schedule TO Amendment.

2.	Please provide detailed disclosure of any negotiation of the Support Agreements.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure to provide detailed disclosure regarding the negotiation of the Support Agreements in Section 10 of the Offer to Purchase, as reflected in the Schedule TO Amendment.

Source and Amount of Funds, page 44

3.	We note disclosure indicating that you intend to finance the acquisition of Shares in the Offer and merger with a combination of cash on hand and new debt. Please provide the disclosure called for by Item 7 of Schedule TO. Please refer to Item 1007(d) of Regulation M-A. Also, to the extent applicable, file any exhibits to your Schedule TO required by Item 1016(b) of Regulation M-A. Finally, tell us how you plan to disseminate the new disclosure to shareholders.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure to provide additional disclosure in Section 12 of the Offer to Purchase regarding Parent’s financing of the Offer and the Merger in accordance with Item 7 of Schedule TO.

Daniel F. Duchovny, Esq.

United States Securities and Exchange Commission

January 19, 2018

Concurrently herewith, the Filing Persons have filed with the SEC the Schedule TO Amendment via EDGAR. The information contained in the Schedule TO Amendment was immediately available to all stockholders of the Company via the internet on the SEC’s website, as well as on the Company’s website. The Filing Persons respectfully submit that such method was the most efficient and effective way to promptly disseminate the new disclosure to stockholders. In addition, given the amount of time that remains prior to the expiration of the Offer, the Filing Persons believe the disclosure was disseminated in a manner reasonably calculated to inform stockholders as required and with adequate time for stockholders to absorb the disclosure.

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If you have any questions with respect to the foregoing, please contact me at (212) 735-2780, Thomas Greenberg at (212) 735-7886 or Maxim Mayer-Cesiano at (212) 735-2297.

Very truly yours,

/s/ Martha E. McGarry
Martha E. McGarry

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